Practical Mining LLC

Engineering, Products and Services for Safe, Productive and Low Cost Mines

CERTIFICATE OF AUTHOR

Mark A. Odell, P.E.
Practical Mining LLC
313 S. Greencrest Lane
Spring Creek, Nevada 89815
775-778-9276
markodell@practicalmining.com

Re: *NI 43-101 Technical Report Update, Yukon-Nevada Gold Corp., Jerritt Canyon Property, Elko County, Nevada, USA,* and dated 28 June 2011, with an effective date of 1 January, 2011:

I, Mark A. Odell, P.E., do hereby certify that:

1) As of June 28th, 2011, I am a consulting mining engineer at:

Practical Mining LLC
313 S. Greencrest Lane
Spring Creek, Nevada 89815
775-778-9276

2) I am a Registered Professional Mining Engineer in the State of Nevada (# 13708), and a Registered Member (#2402150) of the Society for Mining, Metallurgy and Exploration (SME).

3) I am a graduate of The Colorado School of Mines, Golden, Colorado with a Bachelor of Science Degree in Mining Engineering in 1985. I have practiced my profession continuously since 1985.

4) Since 1985, I have been involved with mine engineering and operations for base and precious metals and coal in both surface and underground environments, in the western United States.

5) I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my experience and qualifications and good standing with proper designation within a recognized professional organization fully meet the criteria as a Qualified Person as defined under the terms of NI 43-101.

6) I am a contract consulting engineer for the Issuer and landowner Yukon-Nevada Gold Corp. and have inspected the Jerritt Canyon property site on numerous occasions in 2009, 2010, and 2011. I last visited the Jerritt Canyon mine site on May 18, 2011.

7) I am responsible for the preparation of sections 15.20 and 17.1, 17.2, 17.3, 17.7, 17.8, and 17.9 of the Technical Report titled *NI 43-101 Technical Report Update, Yukon-Nevada Gold Corp., Jerritt Canyon Property, Elko County, Nevada, USA,* and dated 28 June 2011, with an effective date of 1 January, 2011, ("the Technical Report") relating to the Jerritt Canyon property. I visited the property on numerous occasions in 2009, 2010, and 2011.

8) I have previously worked at the Jerritt Canyon Mine as Underground Mining Manager for Queenstake Resources USA, Inc. from July 2003 to June 2005, and again as Mine Superintendent at SSX and at the Lee Smith Mine and Chief Engineer from March 2000 to July 2003 for Anglogold Jerritt Canyon Corp.; Most recently I have worked as a consulting Mine Engineer for Queenstake Resources USA, Inc. working on mine designs for the SSX-Steer and Smith mines from early 2009 to the present.

9) I am independent of the Issuer in accordance with the application of Section 1.4 of NI 43-101.

10) I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11) I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

12) As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 28th Day of June 2011.

Mark A. Odell, P.E.

Practical Mining LLC
313 S. Greencrest Lane
Spring Creek, Nevada 89815
775-778-9276
markodell@practicalmining.com